May 29, 2012

Suzanne Hayes

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated

File No. 001-34073

Form 10-K for the fiscal year ended December 31, 2011, filed February 17, 2012

Dear Ms. Hayes:

This letter is in response to your letter dated April 30, 2012, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 17, 2012. For your convenience, we have included your comments below and have keyed our responses accordingly. Please note, for certain questions, we converted your bullets to letters to facilitate review of our response.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. While we believe that these changes will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.

Item 1A. Risk Factors, page 12

1. We note that you have not included risk factor disclosure addressing the following items, which appear to be material risks to your business:

•

Please describe the possible negative effects of downgrades in either the company’s credit ratings or the downgrade of the credit ratings of other institutions or agencies with which the company does business. To the extent that you are aware you are under review for possible downgrade, please disclose this information and quantify the effects of a potential downgrade.

•	To the extent you rely on third parties for key components of your infrastructure, including online banking capabilities, please discuss this reliance and the possible risks your dependence presents.

Please revise your disclosure to include separately captioned risk factors addressing each of the items noted above. In the event you do not believe one or all of these items present material risks to your business, please provide us with an analysis supporting such conclusion.

Management’s response

We acknowledge that credit ratings, especially for financial institutions, continue to be an area of focus for all constituencies, including investors. As part of our evaluation of risk factors for the 2011 Form 10-K, we considered our current credit ratings and any known upcoming actions by the rating agencies specifically with respect to us. Information we considered included:

•

During the 2011 fourth quarter, all three rating agencies reaffirmed their “Stable” ratings outlook for Huntington and the Bank and our credit ratings are all above investment grade. Standard and Poor’s ratings outlook reflected the results of its new rating methodology, which evaluates banks’ creditworthiness based on economic and industry risks, bank-specific strengths and weaknesses, as well as the likelihood of external government support.

•	On October 11, 2011, Moody’s Investors Service upgraded their ratings on both Huntington’s and the Bank’s senior and subordinated notes.

•

We were not at the time of filing our 2011 Form 10-K and are not currently under review for possible downgrade by any of the rating agencies. In addition, credit agency ratings are not as significant to us given our level of core deposit funding.

•

The Liquidity Risk section on page 71 of our 2011 Form 10-K already described how we manage liquidity risk and included a comment about the impact of a potential downgrade in our credit ratings. For your convenience, a portion of the Liquidity Risk section is included here –

In the normal course of business, in order to better manage liquidity risk, we perform stress tests to determine the effect that a potential downgrade in our credit ratings or other market disruptions could have on liquidity over various time periods. These credit ratings have a direct impact on our cost of funds and ability to raise funds under normal, as well as adverse, circumstances. The results of these stress tests indicate that at December 31, 2011, sufficient sources of funds were available to meet our financial obligations and fund our operations for 2012.

Based on our credit ratings circumstances at the time of filing and liquidity risk disclosures described above, we do not believe this risk was significant enough to include as a risk factor in our 2011 Form 10-K. We did disclose the risk’s impacts and mitigating factors related to the possible negative effect of a downgrade of our credit ratings in other areas of our 2011 Form 10-K and we will continue to evaluate disclosure of this as a risk factor going forward if our credit ratings circumstances change for the worse.

The possible negative effect of a downgrade in credit rating of other institutions or agencies with which we do business may impact the fair value of certain derivative instruments used in our asset and liability management activities. The Derivative Financial Instruments footnote on page 193 of our 2011 Form 10-K describes these derivatives. For your convenience, a portion of that disclosure is included here –

A variety of derivative financial instruments, principally interest rate swaps, cap, floors, and collars, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. These instruments provide flexibility in adjusting Huntington’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements. Huntington records derivatives at fair value, as further described in Note 19. Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate counterparty credit risk. At December 31, 2011 and 2010, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $36.4 million and $39.9 million, respectively. The credit risk associated with derivatives used in asset and liability management activities is calculated after considering master netting agreements.

At December 31, 2011, Huntington pledged $233.5 million of investment securities and cash collateral to counterparties, while other counterparties pledged $127.0 million of investment securities and cash collateral to Huntington to satisfy collateral netting agreements. In the event of credit downgrades, Huntington could be required to provide an additional $3.5 million in collateral.

Given the limited exposure with our derivative financial instruments, we do not believe the possible negative effect of a downgrade of other institutions or agencies with which we do business is a significant risk factor.

Within our Risk Factors associated with Operational Risk on page 17 of our 2011 Form 10-K, we discuss risks related to “faulty or disabled computer or telecommunications systems” as well as cyber-attack risks and loss of sensitive data, which would encompass systems and services provided by third-party vendors. From an operational risk perspective, systems and services provided by third party vendors are monitored and managed using the same risk governance approach as used for our internal processes. The approach includes monitoring key risk indicators, risk control self-assessment, disaster recovery plans, and investigating and remediating all vendor incidents. Based on this approach and the existing disclosures included under Operational Risks in our 2011 Form 10-K, we believe additional disclosure regarding risks associated with third party vendors is not necessary at this time.

In light of the disclosures already included in the Risk Factor section of our 2011 Form 10-K, we do not believe reliance on third parties alone is a significant risk factor for us and this risk could apply to any issuer. As such, we do not believe it is appropriate to include it as a risk factor in our 2011 Form 10-K.

Our chief risk officer is responsible for ensuring that appropriate systems of controls are in place for managing, monitoring, and reporting risk across Huntington. For each reporting period, our chief risk officer performs a comprehensive review of our risk factors for completeness and relevance in light of our changing circumstances, current industry developments, and the economic environment. This review is supplemented with feedback from senior management and outside counsel and takes into consideration the guidance provided by Regulation S-K section 229.503(c).

“The resolution of significant pending litigation, if unfavorable, could have a material adverse effect on our results of operations for a particular period.” page 17

2. Please revise this risk factor to specifically contemplate the litigation discussed in Note 22 to the financial statements and tailor the discussion to the company’s current circumstances.

Management’s response

In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2012, we will include an update to our risk factors as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):

1. The resolution of significant pending litigation, if unfavorable, could have a material adverse effect on our results of operations for a particular period.

We face legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Substantial legal liability against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular reporting period.

Note 22 of the Notes to Consolidated Financial Statements updates the status of litigation concerning Cyberco Holdings, Inc. Although the bank maintains litigation reserves related to this case, the ultimate resolution of the matter, if unfavorable, may be material to our results of operations for a particular reporting period. (For further discussion, see Note 22 of the Notes to Consolidated Financial Statements.)

“We are subject to routine on-going tax examinations by the IRS and by various other jurisdictions…” page 18

3. We note your statement that the ultimate resolution of certain proposed tax adjustments could result in penalties and interest and may be material to the company’s results of operations. Please revise this risk factor to provide more detail about the nature of the pending investigations and contested matters.

Management’s response

We are not involved in any pending investigations with the IRS. However, for tax years 2008 and 2009, we are currently undergoing a routine examination by the IRS and, at the current time, have not received any unagreed proposed adjustments.

For the tax years 2006 and 2007, we have appealed certain proposed adjustments resulting from the routine IRS examinations. It is not an unusual step in the IRS examination process for us to hold discussions with the Appeals Division of the IRS regarding certain unagreed tax matters. We believe the tax positions taken by us related to such proposed adjustments were correct and supported by applicable statutes, regulations, and judicial authority, and we intend to vigorously defend our positions. In addition, the Income Taxes footnote on page 174 of our 2011 Form 10-K describes our accounting for income taxes. For your convenience, a portion of the Income Taxes footnote is included here –

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city, and foreign jurisdictions. Federal income tax audits have been completed through 2007. The Company has appealed certain proposed adjustments resulting from the IRS examination of the 2006 and 2007 tax returns. Management believes the tax positions taken related to such proposed adjustments were correct and supported by applicable statutes, regulations, and judicial authority, and intend to vigorously defend them. During 2011, Management entered into discussions with the Appeals Division of the IRS. It is possible the ultimate resolution of the proposed adjustments, if unfavorable, may be material to the results of operations in the period it occurs. However, although no assurance can be given, Management believes the resolution of these examinations will not, individually or in the aggregate, have a material adverse impact on our consolidated financial position. In the 2011 third quarter, the IRS began its examination of our 2008 and 2009 consolidated federal income tax returns. Various state and other jurisdictions remain open to examination for tax years 2005 and forward.

Huntington accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. At December 31, 2011, Huntington had gross unrecognized tax benefits of $11.9 million in income tax liability related to tax positions. Due to the complexities of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. However, any ultimate settlement is not expected to be material to the Consolidated Financial Statements as a whole. Huntington recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. Huntington does not anticipate the total amount of gross unrecognized tax benefits to significantly change within the next 12 months.

At this time, we do not believe the amount or nature of the matters currently under appeal with the IRS is material for purposes of risk factor disclosure, because we do not believe that the amount of the claim we may actually be required to pay, if any, will have a material adverse effect on our financial condition or results of operations, as we believe our tax positions will be sustained based on the technical merits of each position. We do, however, believe it is appropriate to inform our shareholders that we are subject to ongoing routine tax examinations, and that these audits, when concluded, may result in a future tax liability.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Table 17 – TDR Activity, page 60

4. We note your disclosure that you have approximately $160 million of existing commercial TDRs that were re-underwritten with new terms providing a concession. With respect to these can you please tell us the following:

a.	Tell us if all of these amounts were considered nonaccruing TDR’s prior to the latest modification, and if not, please tell us the amounts that were considered accruing TDR’s versus nonaccruing.

b.	Tell us the types of concessions granted and describe the ways they differ from the original concessions.

c.	Tell us whether you have a policy limiting the number of modifications that can be performed for a specific loan.

d.	It appears that the restructured TDR’s are included in the accruing TDR’s bucket, but please confirm and tell us whether loans are automatically considered to be accruing TDR’s upon granting of a new concession.

e.	You have disclosed on page 150 the amount of TDR’s that have subsequently defaulted. Tell us the subsequent default rates for TDR’s that have been remodified with additional concessions and whether the default rate is higher or lower than TDR’s that have not had any additional concessions.

f.	Tell us whether you have recognized additional allowances for these loans upon re-modification of these TDRs in light of the fact that ASC 310-10-50-34 requires that defaults should be factored into the determination of the allowance for credit losses.

Management’s response

Our workout strategy for many nonperforming commercial loans includes offering short-duration extensions with the expectation that during or at the end of the extension period the borrowers can either refinance elsewhere, or if the borrower’s financial condition improves, they can remain our customer through refinancing their notes according to market terms and conditions. We generally employ this strategy with borrowers that are meeting current payment requirements, but foresee difficulty in the borrowers’ ability to meet their future debt service requirements (e.g. balloon payment). This results in many commercial TDRs typically having a maturity between 6-24 months, allowing us to reassess our strategy for the borrower more frequently. Often the loans are performing in accordance with the TDR terms, and a new note is originated with similar modified terms. It is subjected to the normal underwriting standards and processes for other similar credit extensions, both new and existing. If the loan is not performing under the existing TDR terms, typically a more aggressive strategy is put in place.

In accordance with ASC 310-20-35, the refinanced note is evaluated to determine if it is considered a new loan or a continuation of the prior loan. A new loan is considered for removal of the TDR designation. A continuation of the prior note requires the continuation of the TDR designation, and because the refinanced note constitutes a new legal agreement they are included in our rollforward as a new TDR and a restructured TDR removal during the period.

a. The approximately $160 million of existing commercial TDRs that were re-underwritten during the period were comprised of both accruing and nonaccruing loans at the time of the last modification. Of this amount, $114 million related to loans that were accruing prior to the latest modification. The remaining $46 million will remain on nonaccrual status until the collection of principal is no longer in doubt.

b. The types of concessions granted are comprised of interest rate reductions, amortization or maturity date changes beyond what the collateral supports, principal forgiveness, covenant concessions, etc., based on the borrower’s specific needs at a point in time in a manner consistent with our strategy described above. These concessions are consistent with the original concession types provided to borrowers experiencing financial difficulties.

c. Our policy does not limit the number of times a loan may be modified. A loan may be modified multiple times if it is considered to be in the best interest of both Huntington and the borrower. Please refer to our response above for a description of our strategy for modifying non-performing commercial loans.

d. As of December 31, 2011, $109 million of the restructured TDRs are included as accruing TDRs in our Accruing and Nonaccruing Troubled Debt Restructured Loans table. Loans are not automatically considered to be accruing TDRs upon the granting of a new concession. Accrual status is determined based on delinquency status and whether collection of principal and interest is in doubt. If the loan is not 90 days past due and no loss is expected based on the modified terms, the modified TDR remains in accruing status.

For loans that are on nonaccrual before the modification, collection of both principal and interest must not be in doubt, and the borrower must be able to exhibit sufficient cash flows for a six-month period of time to service the debt in order to return to accruing status. This six-month period could extend before or after the restructure date.

e. Our strategy is to structure the commercial TDRs in a manner that avoids new concessions subsequent to the initial TDR terms. Most TDR modifications result in the same, or improved, terms compared to the original TDR terms. However, they either do not meet market terms or do not meet the criteria to be considered a new note under the guidance in ASC 310-20-35.

Of the $160 million of existing commercial TDR contracts that were re-underwritten during 2011, 15 contracts totaling $10.3 million (6.4%) subsequently defaulted in 2011. As of year-end, these TDR contracts represented $9.0 million of the $31.8 million of defaulted loans disclosed on page 150. This amount also includes 2 contracts totaling $2.4 million that are included twice as the contracts redefaulted a second time during the year.

f. The transaction reserve component of the ALLL includes specific reserves related to loans considered to be impaired and loans involved in troubled debt restructurings for C&I and CRE loans greater than $1 million. Upon the occurrence of a TDR, including a re-underwriting of a TDR, the reserve required is based on the discounted future cash flows expected to be collected on the modified loan in accordance with ASC 310-10, or in the case of a collateral dependent loan, the fair value of collateral. The discounted cash flow analysis inherently includes assessing the probability and timing of default.

Table 20 – Criticized Commercial Loan Activity, page 63

5. We note your disclosure that you believe early identification of problem loans and aggressive action plans for problem loans, combined with originating high quality new loans will contribute to improvement in your key credit quality metrics. However, we were unable to locate any additional disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Management’s response

We do not hold any potential problem loans other than those in the categories already disclosed. “Problem loans” are disclosed as Criticized commercial loans, TDRs, NALs or accruing loans past due 90 days or more. In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2012, we will clarify our Credit Risk disclosure as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):

Credit quality trends within the entire loan and lease portfolio steadily improved throughout 2011 and 2010. The ACL to total loans ratio declined to 2.60% at December 31, 2011, compared to 3.39% at December 31, 2010. We believe the decline in the ratio is appropriate given the continued improvement in the risk profile of our loan portfolio. Further, we believe that early identification of loans with changes in credit metrics ~~problem loans~~ and aggressive action plans for these ~~problem~~ loans, combined with originating high quality new loans will contribute to continued improvement in our key credit quality metrics.

Notes to the Financial Statements

Note 3 – Loans and Leases and Allowance for Credit Losses, page 132 TDR Loans, page 146

6. We note your disclosure on page 147 that TDR concessions and classification may reduce the allowance for loan and lease losses (ALLL) within certain classes, specifically the C&I and CRE portfolios where concessions on TDR loans involve an increase in interest rate and extension of maturity, but for consumer loans concessions often include interest rate reductions and therefore the TDR ALLL calculation results in a greater ALLL. Based on the table presented in pages 149 and 150 it appears that interest rate reductions (as opposed to increases) are one of the more common modification types for your C&I and CRE loans. Additionally, we note that from these same tables that the interest rate reduction often leads to a reduction in the ALLL following the modification in the case of certain of your C&I, CRE and residential mortgage loans. Please advise, and revise your disclosure in future filings to clarify these points.

Management’s response

The table on pages 149 and 150 shows new TDRs by type of concession – interest rate reductions, amortization or maturity date changes, and other. Our TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower. The majority of our concessions for C&I and CRE loans during the period are situations in which we extended the maturity date, which is normally coupled with an increase in the interest rate (in these cases, the primary concession is the maturity date extension and it is disclosed as such in the table). We will revise our disclosure in future filings to clarify this and the impact on the ALLL as follows:

TDR concessions and classification may reduce the ALLL within certain classes, specifically the C&I and CRE portfolios. The reduction is derived from the type of concessions given to the borrowers and the resulting application of the transaction reserve calculation within the ALLL. ~~Generally, Huntington’s concessions on TDR loans involve an increase in interest rate and extension of maturity.~~ Our TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower. The majority of our concessions for C&I and CRE loans during the period are situations in which we extended the maturity date which is normally coupled with an increase in the interest rate (in these cases, the primary concession is the maturity date extension).

The transaction reserve for non-TDR loans is calculated based upon several estimated probability factors, such as PD and LGD, both of which were previously discussed above. Upon the occurrence of a TDR in our C&I and CRE portfolios, the transaction reserve is measured based on the estimation of the probable discounted future cash flows expected to be collected on the modified loan in accordance with ASC 310-10. The resulting TDR ALLL calculation often results in a minimal or zero ALLL amount because (1) it is probable all cash flows will be collected and, (2) due to the rate increase, the discounting of the cash flows on the modified loan, using the pre-modification interest rate, exceeds the carrying value of the loan.

However, TDR concessions and classification may increase the ALLL to certain loans, such as consumer loans. The concessions made to these loans often include interest rate reductions and therefore the TDR ALLL calculation results in a greater ALLL compared with the non-TDR calculation as the reserve is measured based on the estimation of the probably discounted cash flows expected to be collected on the modified loan in accordance with ASC 310-10. The resulting TDR ALLL calculation often results in a higher ALLL amount because (1) it may not be probable all cash flows will be collected and, (2) due to the rate decrease, the discounting of the cash flows on the modified loan, using the pre-modification interest rate, indicates it is not probable that all cash flows will be collected.

In addition, we plan to add the following footnote to the table on page 150.

(2) Our TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower.

7. We note your disclosure on page 150 that all classes within the C&I and CRE portfolios are considered as re-defaulted at 90 past due, automobile loans, other consumer loans and second-lien home equity portfolios are considered to be redefaulted at 120 days past due and residential mortgage loans and first-lien home equity loans are considered as re-defaulted at 150 days past due. We also note footnote 1 to your table on page 152 that indicates that subsequent default is defined as a payment re-default within 12 months of the restructuring date.

a.	Please clarify your footnote to the table if the “payment re-default” you are referring to is based on the days past due information included on page 150.

b.	Additionally, please clarify how you believe your policy captures the principle of the disclosure in ASC 310-10-50-34 since the disclosure is based on TDRs that occurred in the past twelve months and your policy for determining re-default requires a TDR loan in some instances to be 150 days past due before it would be captured in this disclosure.

c.	Additionally, in accordance with ASC 310-10-50-34(b), please revise your disclosure in future filings to clarify how your allowance methodology captures this re-default risk and discuss whether it is based on the same payment default information included in your disclosure.

Management’s response

a. In future filings, we will clarify the footnote by adding the following:

Subsequent redefault is defined as a payment redefault within 12 months of the restructuring date. We define payment default as 90-days past due for our C&I and CRE loans; 120 days past due for our automobile, second-lien home equities, and other consumer loan; and 150 days past due for our residential mortgage and first-lien home equity loans. Any loan in our portfolio may be considered to be in payment default prior to the guidelines noted above when collection of principal or interest is in doubt.

b. Our tabular disclosure presents loans modified as TDRs within the previous 12 months for which there was a payment redefault during the year ended December 31, 2011. For example, if a payment redefault occurred on October 1, 2011 for a TDR that was modified on October 15, 2010, we have included that financing receivable in the table. While we believe we have disclosed the appropriate amounts in accordance with ASC 310-10-50-34, we will clarify our tabular heading in our future filings beginning with the 2012 second quarter Form 10-Q to the following:

TDRs That Have Redefaulted Within 1 Year of Modification During The Period/Year Ended

c. Consideration of redefaults is inherent in our ALLL methodology. However, we will clarify our disclosure by adding the following language in future filings:

Huntington’s ALLL is largely driven by updated risk ratings assigned to commercial loans, updated borrower credit scores on consumer loans, and borrower delinquency history in both the commercial and consumer portfolios. These updated risk ratings and credit scores consider the default history of the borrower, including redefaults. As such, the provision for credit losses is impacted primarily by changes in borrower payment performance rather than the TDR classification. TDRs can be classified as either accrual or nonaccrual loans. Nonaccrual TDRs are included in NALs whereas accruing TDRs are excluded from NALs as it is probable that all contractual principal and interest due under the restructured terms will be collected.

Note 4 – Available-for-Sale and Other Securities, page 152

8. We note your disclosure in your other-than-temporary impairment (OTTI) table on page 158, that you had unrealized OTTI recoveries of $11.5 million during 2011 and $23.6 million during 2010. We also note that your consolidated statements of income show that you recognized net impairment losses on securities not expected to be sold in the amount of $7.4 million and $13.7 million during the years ended December 31, 2011 and 2010, respectively, which is net of the $11.5 million and $23.6 million of non-credit related losses on securities not expected to be sold during 2011 and 2010, respectively. Please respond to the following:

a.	Please clarify whether the $11.5 million and $23.6 million at December 31, 2011 and 2010, respectively, as shown on page 158, represent recoveries of unrealized OTTI or whether this represents additional impairment as is suggested by your consolidated statements of income.

b.	Please clarify whether the $4.2 million and $9.8 million shown as impairment gains on available-for-sale securities in your consolidated statements of income for the years ended December 31, 2011 and 2010, respectively, represent gains or recoveries on these securities. To the extent these amounts do represent recoveries in fair value, please tell us your basis for including these recoveries/gains in your consolidated statements of income.

c.	Please provide a summary breakdown and explanation of the securities driving the $4.2 million and $9.8 million during the years ended December 31, 2011 and 2010, respectively.

d.	Clarify how the tables on pages 158 and 159 interact with each other and reconcile to the amounts reported in the consolidated statements of income. Specifically, it is not clear how the table on page 159 showing credit losses recognized in earnings ties to impairment losses on investment securities recognized in the consolidated statements of income or to the tables on page 158.

Management’s response

We refer to you Exhibit A of this response which contains a proposed enhanced form of disclosure for future filings, which better explains the various components of our investment activities (changes in value, impairment, recoveries, etc.) as it relates to securities with OTTI. Further responses to your specific questions follow.

a. The $11.5 million and $23.6 million at December 31, 2011 and 2010, respectively, as shown in the consolidated statements of income on page 120 and in the table on page 158 represent the increase to OCI for securities that had previously experienced credit losses. The fair value of the securities increased due to improved cash flows and/or interest rates. The yield on these securities is adjusted prospectively based upon the improved cash flows.

As shown in the consolidated statements of income on page 120, credit related impairment losses on investment securities totaled $7.4 million ($6.7 million of debt security losses and $0.7 million of equity security losses), and $13.7 million ($13.7 million of debt security losses and $0.02 million of equity security losses) at December 31, 2011 and 2010, respectively. The table on the top of page 158 only reflected debt security activity.

b. The $4.2 million ($4.8 as shown in the table at the top of page 158 less $0.6 million in equity security losses) and $9.8 million amounts shown as impairment gains on available-for-sale securities in the statements of income for the years ended December 31, 2011 and 2010, respectively, represents the total improvement in fair value for securities with OTTI. The amounts include both credit losses recorded through the income statement and increases in fair value (as discussed in response a.) recorded in OCI. Improved cash flows and interest rates on specific securities resulted in $11.5 million and $23.6 million, respectively, of increase in fair value, which were offset by credit losses of $6.7 million and $13.7 million, respectively, on other securities within these portfolios.

In accordance with the requirements of ASC 320, when OTTI credit losses are identified, they are recognized in earnings and our cost basis of the security is adjusted to reflect the credit loss. We have reviewed the disclosure requirements for FSP FAS 115-2 and believe enhancements to our future disclosures proposed in Exhibit A would provide further clarification on the amounts of non-credit OTTI recorded in OCI and the amounts of credit impairment recorded in the income statement.

Our income statement presentation showing the $11.5 million and $23.6 million increases in fair value of these securities on a gross basis in the income statement was designed to reconcile to the balances presented in our statement of shareholders equity. While this style of presentation is meaningful in years with OTTI losses (for example 2009 for Huntington), the gross presentation is less meaningful or understandable in years such as 2010 and 2011, when we experience increases in fair value on securities with previous OTTI. As a result, we intend to change to the presentation in Exhibit A, which focuses on the components of the loss, and excludes the OCI component of increases in fair value. Please see the enhanced income statement and footnote disclosure format in Exhibit A, which we would intend to follow for our 2012 second quarter Form 10-Q filing.

c. A summary breakdown of the securities driving the $4.2 million and $9.8 million during the years ended December 31, 2011 and 2010, respectively, can be found on page 158 of our annual report and primarily include our Alt-A Mortgage-backed, pooled trust-preferred, and Private Label CMO debt securities. In future filings we will also include equity securities impairment in the table.

d. As presented in Exhibit A, we have reformatted the table at the top of page 158. Therefore, the table at the bottom of page 158 is no longer useful, and will no longer be presented. The table on the bottom of page 158 is a roll forward of the OCI balances associated with securities which have recognized credit losses. The gross activity in this table provides additional clarification of the amounts reported in the table at the top of page 158. The net change in the balances of $11.5 million and $23.6 million for 2011 and 2010, respectively, are the changes in fair value recognized in OCI as shown on the second line for each time period of the table at the top of page 158.

As required by ASC 320-10-50-8B, the table at the top of page 159 details the amount of OTTI credit losses which have been recognized in earnings on debt securities still held by Huntington as of the years ended December 31, 2011 and 2010. The components relating to credit losses (credit losses not previously recognized and additional credit losses) reflect amounts recorded in income in the year shown.

Note 19 – Fair Value of Assets and Liabilities, page 182

9. We note the fair value hierarchy table on page 185 where you have disclosed that you have netting adjustments of $94.1 million for your derivative assets but there are no netting adjustments for your derivative liabilities. We also note your disclosure on page 193 that you have pledged $233.5 million in securities and cash collateral to counterparties and that counterparties have pledged $127.0 million of investment securities and cash collateral to you to satisfy collateral netting agreements. Please clarify how you have calculated the netting adjustments reflected in this table and discuss how the amounts interact with the disclosure on page 193.

Management’s response

The netting adjustment on both derivative assets and liabilities is shown as a single line item under derivative assets in the table on page 185. Huntington accepts and pledges collateral in the form of cash and securities. Only the cash collateral pledged or received is included in the netting adjustment shown on page 185, while both cash and securities pledged are disclosed on page 193.

Schedule 14A filed March 8, 2012

Compensation Discussion and Analysis, page 19

2011 Annual Cash Incentive Compensation under the Management Incentive Plan, page 28

10. We note your statement that based on the overall performance factor of 74% of target, individual awards for executive were capped at 74% of the targeted award and could have been adjusted downward. Please provide expanded disclosure to describe the factors that the Compensation Committee considered when determining each named NEO’s individual award.

Management’s response

As described on page 26 of our Schedule 14A, the incentives paid to participating employees, including all of the Named Executive Officers under the Management Incentive Plan (“MIP”) “reflect company performance on key short-term strategic, financial and operational measures, adjusted for business unit and individual performance, including risk management.” As described in detail on pages 28 and 29, the Company’s performance, based upon the metrics and goals established by the Compensation Committee for 2011, resulted in an overall incentive pool that was 74% of the targeted opportunities under the MIP and each executive’s award was capped at 74% of the targeted award.

Then the Compensation Committee reviewed each Named Executive Officer’s business unit and individual performance. Since Mr. Steinour is CEO of the Company, the Compensation Committee looked at the total Company performance and his individual performance in concluding that his MIP award should be equal to 74% of his targeted award. The Compensation Committee, with the input of the CEO, reviewed both the business unit performance and individual performance, with no specific formula or specific weight assigned to either performance measure, in reaching a decision on the MIP awards for each of Messrs. Kimble, Dunlap, and Stanutz and Ms. Navarro, resulting in MIP awards of 74%, 66%, 67%, and 74%, respectively, of their targeted awards.

Although we believe that our Compensation Discussion and Analysis included in our Schedule 14A filed on March 8, 2012, was in compliance with the disclosure requirements specified by Item 401(b) of Regulation S-K, in the future we will clarify the factors that the Compensation Committee considered when determining each Named Executive Officer’s individual award.

Long-Term Incentive Compensation, page 29

11. We note your statement on page 31 that the named executive officers received long-term incentive awards which ranged in value from “189% to 241% of base salary” based on “company and individual performance and contributions, retention value of current equity ownership, historical long-term incentive compensation awards and the market-based framework the independent consultant developed.” Please provide expanded disclosure to more specifically address the performance considered for each NEO on an individual basis and indicate how the consideration of those items identified above resulted in the specific percentage awarded to each individual.

Management’s response

As described on page 30 of the Company’s Schedule 14A filed on March 8, 2012, the Company’s compensation consultant developed long-term incentive award targets and ranges (as a percentage of base salary) for the Company’s CEO and other Named Executive Officers based on competitive market practice. Within the ranges developed by the consultant and disclosed in the Schedule 14A, the Company’s CEO recommended, and the Compensation Committee approved, long term incentive awards for each other Named Executive Officer based upon Company and individual performance and contributions, retention value of current equity ownership, and historical long-term incentive compensation awards. However, this was not a formulaic determination, but rather was based on the judgment of the CEO from his experience working with each of his direct reports.

This process resulted in long term incentive awards for each of Messrs. Kimble, Dunlap, and Stanutz and Ms. Navarro equal to 241%, 189%, 189%, and 200%, respectively, of base salary. These awards recognize that each of the Named Executive Officers is a key member of the CEO’s leadership team and leads a critical business segment or function instrumental to the Company’s turnaround and positioning for future success.

Although we believe that our Compensation Discussion and Analysis included in our Schedule 14A filed on March 8, 2012, was in compliance with the disclosure requirements specified by Item 401(b) of Regulation S-K, in the future we will provide additional detail about the factors that were considered in determining the size of each Named Executive Officer’s individual award.

*********************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Donald R. Kimble

Donald R. Kimble

Senior Executive Vice President and Chief Financial Officer

Huntington Bancshares Incorporated

Copies to:

Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington

Bancshares Incorporated

Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated

Huntington Bancshares Incorporated	Exhibit A
Supplemental Disclosure for Question 8 – Consolidated Statements of Income

	Year Ended December 31,
(dollar amounts in thousands, except per share amounts)	2011	2010	2009
Interest and fee income:
Loans and leases	$1,727,784	$1,865,848	$1,944,269
Available-for-sale and other securities
Taxable	207,984	239,065	249,968
Tax-exempt	9,785	11,680	8,824
Held-to-maturity securities	11,213	—	—
Other	13,460	28,799	35,081

Total interest income	1,970,226	2,145,392	2,238,142

Interest expense
Deposits	260,052	439,050	674,101
Short-term borrowings	3,500	3,007	2,366
Federal Home Loan Bank advances	824	3,121	12,882
Subordinated notes and other long-term debt	76,680	81,409	124,506

Total interest expense	341,056	526,587	813,855

Net interest income	1,629,170	1,618,805	1,424,287
Provision for credit losses	174,059	634,547	2,074,671

Net interest income after provision for credit losses	1,455,111	984,258	(650,384)

Service charges on deposit accounts	243,507	267,015	302,799
Trust services income	119,382	112,555	103,639
Electronic banking income	111,697	110,234	100,151
Mortgage banking income	83,408	175,782	112,298
Brokerage income	80,367	68,855	64,843
Insurance income	69,470	76,413	73,326
Bank owned life insurance income	62,336	61,066	54,872
Capital markets income	36,540	23,886	10,851
Gain (loss) on sales of loans	31,944	6,275	(7,576)
Automobile operating lease income	26,771	45,964	51,810
Securities losses (a)	(3,681)	(274)	(10,249)
Other income	118,882	94,087	148,880

Total noninterest income	980,623	1,041,858	1,005,644

Personnel costs	892,534	798,973	700,482
Outside data processing and other services	187,195	159,248	148,095
Net occupancy	109,129	107,862	105,273
Equipment	92,544	85,920	83,117
Deposit and other insurance expense	77,692	97,548	113,830
Marketing	75,627	65,924	33,049
Professional services	70,595	88,778	76,366
Amortization of intangibles	53,318	60,478	68,307
Automobile operating lease expense	20,018	37,034	43,360
OREO and foreclosure expense	18,006	39,049	93,899
Goodwill impairment	—	—	2,606,944
Gain on early extinguishment of debt	(9,697)	—	(147,442)
Other expense	141,539	132,991	108,163

Total noninterest expense	1,728,500	1,673,805	4,033,443

Income (Loss) before income taxes	707,234	352,311	(3,678,183)
Provision (Benefit) for income taxes	164,621	39,964	(584,004)

Net income (loss)	542,613	312,347	(3,094,179)
Dividends on preferred shares	30,813	172,032	174,756

Net income (loss) applicable to common shares	$511,800	$140,315	$(3,268,935)

Average common shares - basic	863,691	726,934	532,802
Average common shares - diluted	867,624	729,532	532,802
Per common share
Net income (loss) - basic	$0.59	$0.19	$(6.14)
Net income (loss) - diluted	0.59	0.19	(6.14)
Cash dividends declared	0.10	0.04	0.04

(a) The following OTTI losses are included in securities losses for the periods presented.

	Year Ended December 31,
	2011	2010	2009
Total OTTI losses	$(8,588)	$(27,008)	$(191,374)
Noncredit-related portion of loss recognized in OCI	1,225	13,286	132,310

Net impairment losses recognized in earnings	$(7,363)	$(13,722)	$(59,064)

See Notes to Consolidated Financial Statements

Security Impairment

Huntington evaluates its available-for-sale securities portfolio on a quarterly basis for indicators of OTTI. Huntington assesses whether OTTI has occurred when the fair value of a debt security is less than the amortized cost basis at period-end. Management reviews the amount of unrealized loss, the length of time the security has been in an unrealized loss position, the credit rating history, market trends of similar security classes, time remaining to maturity, and the source of both interest and principal payments to identify securities which could potentially be impaired. OTTI is considered to have occurred; (1) if Huntington intends to sell the security; (2) if it is more likely than not Huntington will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of the expected cash flows is not sufficient to recover all contractually required principal and interest payments.

For securities that Huntington does not expect to sell or it is not more likely than not to be required to sell, the OTTI is separated into credit and noncredit components. A discounted cash flow analysis, which includes evaluating the timing of the expected cash flows, is completed for all debt securities subject to credit impairment. The measurement of the credit loss component is equal to the difference between the debt security’s cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The credit-related OTTI, represented by the expected loss in principal, is recognized in noninterest income. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit-related and, therefore, are recognized in OCI. Huntington believes that it will fully collect the carrying value of securities on which noncredit-related impairment has been recognized in OCI. Noncredit-related OTTI results from other factors, including increased liquidity spreads and extension of the security. For securities which Huntington does expect to sell, or if it is more likely than not Huntington will be required to sell the security before recovery of its amortized cost basis, all OTTI is recognized in earnings. Presentation of OTTI is made in the Condensed Consolidated Statements of Income on a gross basis with a reduction for the amount of OTTI recognized in OCI. Once an OTTI is recorded, when future cash flows can be reasonably estimated, future cash flows are re-allocated between interest and principal cash flows to provide for a level-yield on the security.

Huntington applied the related OTTI guidance on the debt security types listed below.

Alt-A mortgage-backed and private-label CMO securities are collateralized by first-lien residential mortgage loans. The securities are valued by a third party specialist using a discounted cash flow approach and proprietary pricing model. The model uses inputs such as estimated prepayment speeds, losses, recoveries, default rates that are implied by the underlying performance of collateral in the structure or similar structures, discount rates that are implied by market prices for similar securities, collateral structure types, and house price depreciation / appreciation rates that are based upon macroeconomic forecasts.

Pooled-trust-preferred securities are CDOs backed by a pool of debt securities issued by financial institutions. The collateral generally consists of trust-preferred securities and subordinated debt securities issued by banks, bank holding companies, and insurance companies. A full cash flow analysis is used to estimate fair values and assess impairment for each security within this portfolio. A third party specialist with direct industry experience in pooled trust preferred security evaluations is engaged to provide assistance estimating the fair value and expected cash flows on this portfolio. The full cash flow analysis is completed by evaluating the relevant credit and structural aspects of each pooled trust preferred security in the portfolio, including collateral performance projections for each piece of collateral in the security and terms of the security’s structure. The credit review includes an analysis of profitability, credit quality, operating efficiency, leverage, and liquidity using available financial and regulatory information for each underlying collateral issuer. The analysis also includes a review of historical industry default data, current/near term operating conditions, and the impact of macroeconomic and regulatory changes. Using the results of our analysis, we estimate appropriate default and recovery probabilities for each piece of collateral then estimate the expected cash flows for each security. The cumulative probability of default ranges from a low of 1% to 100%.

Many collateral issuers have the option of deferring interest payments on their debt for up to five years. For issuers who are deferring interest, assumptions are made regarding the issuers ability to resume interest payments and make the required principal payment at maturity; the cumulative probability of default for these issuers currently ranges from 27% to 100%, and a 10% recovery assumption. The fair value of each security is obtained by discounting the expected cash flows at a market discount rate, ranging from LIBOR plus 5.00% to LIBOR plus 17% as of 2011. The market discount rate is determined by reference to yields observed in the market for similarly rated collateralized debt obligations, specifically high-yield collateralized loan obligations. The relatively high market discount rate is reflective of the uncertainty of the cash flows and illiquid nature of these securities. The large differential between the fair value and amortized cost of some of the securities reflects the high market discount rate and the expectation that the majority of the cash flows will not be received until near the final maturity of the security (the final maturities range from 2031 to 2035) .

For the periods ended December 31, 2011, 2010 and 2009, the following table summarizes by security type, OTTI recognized in the Consolidated Statements of Income for securities evaluated for impairment as described above.

	Year ended December 31,
(dollar amounts in thousands)	2011	2010	2009(1)
Available-for-sale and other securities:
Alt-A Mortgage-backed	$(361)	$(1,632)	$(10,720)
Pooled-trust-preferred	(3,798)	(4,922)	(38,411)
Private label CMO	(2,550)	(7,149)	(5,996)

Total debt securities	(6,709)	(13,703)	(55,127)

Equity securities	(654)	(19)	—

Total available-for-sale and other securities	$(7,363)	$(13,722)	$(55,127)

(1)	Huntington adopted the updated OTTI provisions on April 1, 2009. Amounts represent activity from adoption date through December 31, 2009.

The following table rolls forward the OTTI recognized in earnings on debt securities held by Huntington for the years ended December 31, 2011 and 2010 as follows.

	Year Ended December 31,
(dollar amounts in thousands)	2011	2010
Balance, beginning of year	$54,536	$53,801
Reductions from sales	(4,481)	(12,968)
Credit losses not previously recognized	42	2,381
Additional credit losses	6,667	11,322

Balance, end of year	$56,764	$54,536

The fair values of these assets have been impacted by various market conditions. The unrealized losses were primarily the result of wider liquidity spreads on asset-backed securities and, additionally, increased market volatility on nonagency mortgage and asset-backed securities that are collateralized by certain mortgage loans. In addition, the expected average lives of the asset-backed securities backed by trust-preferred securities have been extended, due to changes in the expectations of when the underlying securities would be repaid. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington does not intend to sell, nor does it believe it will be required to sell these securities until the fair value is recovered, which may be maturity and, therefore, does not consider them to be other-than-temporarily impaired at December 31, 2011.

As of December 31, 2011, Management has evaluated all other investment securities with unrealized losses and all nonmarketable securities for impairment and concluded no additional OTTI is required.